FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                                SYNGENTA AG

Press Release:	"Syngenta to invest in new research facility”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Michael Edmond Isaac Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA+1 202 737 6520

Basel, Switzerland, May 20, 2011

Syngenta to invest in new U.S. genetics research facility

•	$71 million expansion at Research Triangle Park

•	Accelerates research & development of new agronomic traits

Syngenta announced today that it plans to construct a new state-of-the-art biotechnology research facility adjacent to its existing research campus in Research Triangle Park, North Carolina. The $71 million investment, which is scheduled to begin in June 2011, will focus on discovering and developing new agronomic traits to bring innovative solutions to growers across the world.

“This investment demonstrates our commitment to R&D and to remain at the forefront of plant genetics research,” said Sandro Aruffo, Syngenta Head of Research and Development. “The advanced technologies that will be implemented at this new site will accelerate our R&D efforts to develop agronomic traits that will enable crops to better withstand complex environmental challenges.”

Building on the recent successful launches of Agrisure Viptera™, Agrisure Artesian™ and Enogen™, research at the site will focus on traits that can better tolerate climate variability, combat plant stresses such as drought, and enhance crop productivity and plant performance. In addition to the current focus on corn and soybean, research will be expanded to incorporate other crops such as sugar cane, cereals, rice and vegetables.

The facility will feature research laboratories and sophisticated growth environments including climate-controlled greenhouses and precision growth chambers. It is expected to be fully operational in the second half of 2012.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Syngenta – May 20, 2011 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – May 20, 2011 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	May 20, 2011	By:	/s/ Tobias Meili
			Name:	Tobias Meili
Title: Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration